Exhibit 99.1(a)

Re: Elbit Vision Systems Ltd. Valuation Study as of February 7 2018

To Whom It May Concern,

BDO Ziv Haft Consulting & Management Ltd. (Hereinafter: "BDO") has performed a valuation study of Elbit Vision Systems Ltd. (Hereinafter: "the Company" or “Elbit"). The valuation date is as of February 7, 2018. The purpose of our valuation was to justify the shareholder’s belief that the selling price of the Company is approximately USD 30 million in the event of a potential sale in 2018. Below are the conclusions of our report:

Our general conclusion is that based on the above results, the selling price of USD 30 million is reasonable. For full details of assumptions and analyses, please see the full valuation report (“the report”).

The report, the analysis and conclusions are based on information that has been generated by the Company's, and therefore, has not been subject to our independent verification, beyond the analysis and reasonability check that are mentioned hereafter.

The analysis and conclusions contained in the report are based on various assumptions which may or may not be correct, being based upon factors and events subject to uncertainty. Such assumptions were developed solely of illustrating the principal considerations. Future results or values could be materially different from the forecasts and analysis contained here. In addition, this report shall not be deemed to contain or provide a fair price opinion.

BDO makes no representations or warranty, express or implied, as to the accuracy or completeness of the underlying assumptions, estimates analyses or other information contained in this report, and nothing contained herein is or shall be relied upon as a promise or a representation, whether as to the past, the present or the future.

The report is solely for the use of the client's personnel. No part of it may be circulated, quoted or reproduced for distribution outside the client organization without the prior written approval from BDO. Without diminishing the aforesaid, the Company may present and discuss the report in a board of directors meeting. It is not intended to, and may not, be relied upon by any other party and, therefore, any other person or entity who received the report or the information contained herein, with BDO permission or otherwise, is hereby put on notice that (1) they are responsible for their own analysis and may not rely on any information contained herein, and (2) BDO makes no representations or warranties, including as to the accuracy or completeness of the information contained herein or any other written or oral communication transmitted or made available to (the third party) and expressly disclaims any and all liabilities based on such information or on omissions there from.

The report has been prepared in coordination with instructions provided exclusively by the recipient and for the Company’s personal use, and to other parties to whom we expressly and in writing authorize may receive this report. However, we are aware that this document is for a public company and may be published as part of its immediate and financial reports and will be presented at all meetings related to the Company's shareholders.

BDO Consulting Group, its affiliates, employees and representatives have no liability to the reader for causing damage (including obligation, negligence or defined liability), or otherwise. We are not responsible for any loss, damage, or expense arising from any use made by readers in this document, or by any readers 'reliance on this document or any other event resulting from the readers' access to this document.

Our work was conducted in coordination with appropriate professional standards. Other areas, procedures and practices relevant to accounting work may differ and the data may be presented differently. Therefore, this document was not prepared in coordination with the procedures and customs of any professional body in the field.

Expert details

BDO Ziv Haft

Amot Bituach House Building B, 48

Menachem Begin Road, Tel-Aviv 66180, Israel.

Background and qualification

Moti Dattelkramer, CPA, Partner Head of Corporate Finance BDO Consulting

Tel: +972 (0)3 637 4818

Email: motid@bdo.co.il

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Moti manages a team which performs business plans, business valuations, economic consulting, PPA, impairment, employee stock option valuation and budget building for a wide range of public and private companies. My sector experience includes banking and capital markets, real estate, technology, services and consumer products.

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Career and employment - I hold a Bachelor's degree in Economics and Computer Science from Bar Ilan University and a M.B.A in Finance from Bar Ilan University .Prior to joining BDO, I worked as an economist in leading consulting firms. I lecture finance courses at the Leon Recanati Graduate School of Business, Tel Aviv University

Education – Bar Ilan University, Israel.

Certified Public Accountant, Israel.

M.B.A in Finance

B.A Economics and Computer Science

Specific Experience – Past Valuation Studies

•	SodaStream (Nasdaq: SODA)

•	Check Cap (Nasdaq: Chek)

•	XTL Biopharmaceuticals (Nasdaq: XTLB)